EXHIBIT 1
                                                                     ---------


                        CONTROLLED EQUITY OFFERING(SM)

                                SALES AGREEMENT

                                                                  July 28, 2006

CANTOR FITZGERALD & CO.
110 East 59th Street
New York, NY 10022

Ladies and Gentlemen:

     PRIMEWEST ENERGY TRUST (the "TRUST"), a open-ended investment trust created under the laws of the Province of Alberta, Canada ("ALBERTA") and PRIMEWEST ENERGY INC., a corporation amalgamated under the laws of Alberta ("PRIMEWEST ENERGY"), confirm their respective agreements (collectively, this "AGREEMENT") with Cantor Fitzgerald & Co. ("CF&CO" and together with the Trust and PrimeWest Energy, the "PARTIES" and individually a "PARTY"), as follows:

     1. ISSUANCE AND SALE OF TRUST UNITS. The Trust agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through CF&Co, acting as agent and/or principal, up to 3,000,000 (the "DESIGNATED UNITS") trust units of the Trust, each of which represents an equal undivided beneficial interest in the Trust (the "TRUST UNITS"); provided, however, that with respect to "at the market" sales (as defined in Section 3) of Trust Units, the market value of the Trust Units distributed shall not exceed 10% of the aggregate market value of the Trust's outstanding Trust Units calculated in accordance with Section 9.2 of National Instrument 44-102 ("NI 44-102") of the Canadian Securities Administrators (the "CSA"). Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitations set forth in this Section 1 on the number of Trust Units issued and sold under this Agreement shall be the sole responsibility of the Trust, and CF&Co shall have no obligation in connection with such compliance. The issuance and sale of Trust Units through CF&Co will be effected pursuant to the Registration Statement (as defined in Section 6(b)) filed by the Trust and declared effective by the Securities and Exchange Commission (the "COMMISSION").

     2. PLACEMENTS. Each time that the Trust wishes to issue and sell Trust Units hereunder (each, a "PLACEMENT"), it will notify CF&Co by electronic mail (or such other method mutually agreed to in writing by the Parties) (a "PLACEMENT NOTICE") containing the parameters in accordance with which it desires the Trust Units to be sold, which shall at a minimum include the number of Trust Units (the "PLACEMENT UNITS") to be issued and sold, the manner(s) in which sales are to be made, the time period during which sales are requested to be made, any limitation on the number of Trust Units that may be sold in any one day and any minimum price below which sales may not be made a form of which containing such minimum sales parameters necessary is attached hereto as
SCHEDULE  1.  The  Placement  Notice  shall  originate  from  any  two  of  the individuals  from  PrimeWest  Energy,  on  behalf  of the  Trust,  set forth on
SCHEDULE 2 (with a copy to each of the other individuals from PrimeWest Energy, on behalf of the Trust, listed on such schedule), and shall be addressed to each of the individuals from CF&Co set forth on SCHEDULE 2, as such SCHEDULE 2 may be amended from time to time. The Placement Notice shall be effective upon receipt by CF&Co unless and until (i) in accordance with the notice requirements set forth in Section 4, CF&Co declines to accept the terms contained therein and the terms and provisions of this Agreement; (ii) the entire amount of the Placement Units have been sold, (iii) in accordance with the notice requirements set forth in Section 4, the Trust suspends or terminates the Placement Notice, (iv) the Trust issues a subsequent Placement Notice with parameters superseding those on the earlier dated Placement Notice, or (v) the Agreement has been terminated under the provisions of Section 11. CF&Co shall be paid compensation equal to two and one-half percent (2.5%) of the gross proceeds from the sales of the Placement Units pursuant to the terms of this Agreement (the "AGENT'S FEE"). It is expressly acknowledged and agreed that neither the Trust nor CF&Co will have any obligation whatsoever with respect to a Placement or any Placement Units unless and until the Trust delivers and CF&Co receives a Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will control.

     3. SALE OF PLACEMENT UNITS BY CF&CO. Subject to the terms and conditions herein set forth, upon the Trust's issuance and CF&Co's receipt of a Placement Notice, and unless the sale of the Placement Units described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, CF&Co, for the period specified in the Placement Notice, will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the NYSE rules to sell such Placement Units up to the amount specified, and otherwise in accordance with the terms of such Placement Notice. CF&Co will provide written confirmation to the Trust no later than the opening of the Trading Day (as defined below) immediately following the Trading Day on which it has made sales of Placement Units hereunder setting forth the number of Placement Units sold on such day, the prices at which the Placement Units were sold, the gross proceeds from such sales, the compensation payable by the Trust to CF&Co pursuant to Section 2 with respect to such sales, and the Net Proceeds (as defined in Section 5(a)) payable to the Trust, with an itemization of the deductions made by CF&Co (as set forth in Section 5(a)) from the gross proceeds that it receives from such sales. After consultation with the Trust and subject to the terms of the Placement Notice, CF&Co may sell Placement Units by any method permitted by law deemed to be an "at the market" offering as defined in Rule 415 of the Securities Act of 1933, as amended (the "SECURITIES ACT"), including without limitation sales made directly on the NYSE, on any other existing trading market for the Trust Units or to or through a market maker. The Trust acknowledges and agrees that (i) there can be no assurance that CF&Co will be successful in selling Placement Units, and (ii) CF&Co will incur no liability or obligation to the Trust or any other person or entity if it does not sell Placement Units for any reason other than a failure by CF&Co to use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the New York Stock Exchange ("NYSE") rules to sell such Placement Units as required under this Section 3. For the purposes hereof, "TRADING DAY" means any day on which Trust Units are purchased and sold on the principal market on which the Trust Units are listed or quoted, which for the purposes of this agreement means the NYSE.

      4. SUSPENSION OF SALES. The Trust or CF&Co may, upon notice to the other party in writing (including by electronic mail correspondence to each of the individuals of the other Party set forth on SCHEDULE 2, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) or by telephone (confirmed immediately by verifiable facsimile transmission or electronic mail correspondence to each of the individuals of the other Party set forth on
SCHEDULE 2), suspend any sale of Placement Units; provided, however, that such suspension shall not affect or impair either party's obligations with respect to any Placement Units sold hereunder prior to the receipt of such notice. Except as set forth in Section 11 herein, each of the Parties agrees that no such notice under this Section 4 shall be effective against the other Parties unless it is made to one of the individuals named on SCHEDULE 2 hereto, as such Schedule may be amended from time to time by any Party by notice to each other Party.

      5.    SETTLEMENT.

                     (a) SETTLEMENT OF PLACEMENT UNITS. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Units will occur on the third (3rd) Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each, a "SETTLEMENT DATE"). The amount of proceeds to be delivered to the Trust on a Settlement Date against receipt of the Placement Units sold (the "NET PROCEEDS") will be equal to the aggregate sales price received by CF&Co at which such Placement Units were sold, after deduction for (i) the Agent's Fee for such sales payable by the Trust pursuant to Section 2 hereof, (ii) any other amounts due and payable by the Trust to CF&Co hereunder pursuant to SECTION 7(U) (Expenses), and (iii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

                     (b) DELIVERY OF PLACEMENT UNITS. On or before each Settlement Date, the Trust will, or will cause its transfer agent to, electronically transfer the Placement Units being sold by crediting CF&Co's or its designee's account at The Depository Trust Company through its Deposit and Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto which in all cases shall be freely tradeable (subject to "control block" and other applicable legal restrictions), transferable, registered Trust Units in good deliverable form. On each Settlement Date, CF&Co will deliver the related Net Proceeds in same day funds to an account designated by the Trust on, or prior to, the Settlement Date. The Trust agrees that if the Trust defaults in its obligation to deliver Placement Units on a Settlement Date, the Trust agrees that in addition to and in no way limiting the rights and obligations set forth in
            Section 9(a) (Indemnification and Contribution) hereto, it will hold CF&Co harmless against any loss, claim, damage, or expense (including reasonable out-of-pocket fees and expenses of external counsel), as incurred, arising out of or in connection with such default by the Trust; provided that under no circumstances will CF&Co be entitled to the Agent's Fee in connection with such default.

     6. REPRESENTATIONS AND WARRANTIES OF THE TRUST AND PRIMEWEST. Each of the Trust and PrimeWest Energy jointly and severally represents and warrants to, and agrees with, CF&Co that as of the date of this Agreement, as of each Representation Date (as defined in Section 7(l) below) on which a certificate is required to be delivered pursuant to Section 7(l) of this Agreement, and as of the time of each sale of any Trust Units pursuant to this Agreement (the "APPLICABLE TIME"):

                  (a) (i) the Trust meets the requirements under the securities laws, rules, regulations and orders applicable to the Trust in Alberta (collectively, "ALBERTA SECURITIES LAW") as interpreted and applied by the Alberta Securities Commission (the "REVIEWING
            AUTHORITY") for the use of a short form shelf prospectus with respect to the Trust Units and for the distribution of securities under the rules and procedures established in NI 44-102 and National Instrument 44-101 (collectively, the "SHELF PROCEDURES");
            (ii) a preliminary short form base shelf prospectus and a short form base shelf prospectus (each in the English and French languages, as applicable) in respect of the issue and sale of Trust Units have been filed with the Reviewing Authority and with the securities regulatory authorities (collectively, together with the Reviewing Authority, the "QUALIFYING AUTHORITIES") in each of the other provinces of Canada (collectively, together with Alberta, the "QUALIFYING PROVINCES"); (iii) receipts have been obtained by the Trust from the Reviewing Authority on its own behalf and on behalf of the other Qualifying Authorities in respect of both the preliminary short form base shelf prospectus and the short form base shelf prospectus and any amendment thereto; the short form base shelf prospectus for which a receipt has been obtained from the Reviewing Authority on its own behalf and on behalf of the other Qualifying Authorities, as such prospectus may have been most recently amended or supplemented (excluding any supplement relating only to a prior offering of Trust Units) prior to the date hereof, if applicable, together with all documents incorporated or deemed to be incorporated therein by reference, being hereinafter called the "CANADIAN SHELF PROSPECTUS"; and the prospectus supplement relating to the Designated Units that is to be filed by the Trust with the Qualifying Authorities pursuant to the Shelf Procedures and Alberta Securities Law in accordance with Section 7(a) hereof is hereinafter referred to as the "CANADIAN PROSPECTUS SUPPLEMENT" (the Canadian Shelf Prospectus, as supplemented by the Canadian Prospectus Supplement, is hereinafter called the "CANADIAN PROSPECTUS"); and (iv) no order having the effect of preventing or suspending the use of any prospectus or prospectus supplement relating to the Trust Units or otherwise preventing or suspending the distribution of the Trust Units has been issued by any of the Qualifying Authorities and, to the knowledge of the Trust, no proceeding for that purpose has been initiated or is pending, contemplated or threatened by any of the Qualifying Authorities;

                  (b) (i) the Trust meets the general eligibility  requirements for use of Form F-10 under the Securities Act (including the rules and regulations (the "SECURITIES ACT REGULATIONS") of the
            Commission thereunder), (ii) the Trust has filed with the Commission (A) a registration statement, on Form F-10, File No. (333-133818) that registers the Designated Units, which registration statement includes the Canadian Shelf Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Securities Act Regulations (such registration statement, at any given time, including any amendments thereto at such time, the exhibits and any schedules thereto at such time, the documents incorporated or deemed to be incorporated by reference therein at such time through the Canadian Shelf Prospectus contained in such registration statement or otherwise, is hereinafter called the "REGISTRATION STATEMENT"), and
            (B) an appointment of agent for service of process upon both the Trust and Computershare Trust Company of Canada ("COMPUTERSHARE"), as the trustee of the Trust (the "TRUSTEE"), each on Form F-X (collectively, the "FORM F-X") in conjunction with the filing of the Registration Statement with the Commission; (iii) the Registration Statement became effective on May 15, 2006 pursuant to Rule 467(b) of the Securities Act upon notification of the Commission by the Trust that a receipt had been issued in respect of the Canadian Shelf Prospectus; (iv) subsequent to the date of the effectiveness of the Registration Statement, no other document with respect to the Registration Statement has heretofore been filed or transmitted for filing with the Commission and no other document incorporated or deemed to be incorporated by reference in the prospectus contained therein has heretofore been filed with any of the Qualifying Authorities, except for any documents filed with the Commission in the same form as such document was heretofore delivered to CF&Co ; (v) any post-effective amendments to the Registration Statement are in the form previously delivered to CF&Co and have been declared effective by the Commission in such form; (vi) no stop order preventing or suspending the use of any prospectus or the effectiveness of the Registration Statement has been issued and, to the knowledge of the Trust, no proceeding for that purpose has been initiated or is pending, contemplated or threatened by the Commission; (vii) the Canadian Shelf Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Securities Act Regulations) filed as part of the Registration Statement relating to the Trust Units, in the form in which it has most recently been filed, or transmitted for filing, with the Commission on or prior to the date of this Agreement, including the documents incorporated or deemed to be incorporated by reference therein at the time of the execution of this Agreement, is hereinafter called the "U.S. BASIC PROSPECTUS"; and (viii) the prospectus supplement relating to the Designated Units to be filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act in accordance with Section 7(a)(ii) is hereinafter called the "U.S. PROSPECTUS SUPPLEMENT" (the U.S. Basic Prospectus, as supplemented by the U.S. Prospectus Supplement, is hereinafter called the "U.S. PROSPECTUS").

                  (c) as of the Applicable Time, and as of the Settlement Date,
            the Registration Statement did not or will not include any untrue statement of a material fact or omit or will omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

                  (d) (i) the  Canadian  Prospectus  complies,  and any further amendments or supplements to the Canadian Prospectus as of their respective filing or effective dates, as the case may be, will comply, in all material respects, with the applicable requirements of Alberta Securities Law and the securities laws of the other Qualifying Provinces as interpreted and applied by the Reviewing Authority and the other Qualifying Authorities, respectively, and the Canadian Prospectus (from and after the filing of a Canadian Prospectus Supplement) and any amendment or supplement thereto, as of their applicable dates and at all times subsequent thereto up to and including the Settlement Date will constitute full, plain and true disclosure of all material facts relating to the Trust and the Designated Units; (ii) at the respective times the Registration Statement (along with the Form F-X) and each amendment thereto became effective, at each deemed effective date with respect to CF&Co of the Designated Units pursuant to the applicable provisions of the Securities Act and at the Settlement Date, the Registration Statement complied and will comply in all material respects with the requirements of the Securities Act and did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (iii) the U.S. Prospectus complies, and any further amendments or supplements thereto complies or will comply, as applicable, as of their respective issue dates and at the Settlement Date in all material respects with the applicable requirements of the Securities Act, each such prospectus delivered to CF&Co for their use in connection with the offering of the Designated Units was identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR (except to the extent permitted by Regulation S-T), and the U.S. Prospectus, and any amendment or supplement to such prospectus, at the time such prospectus or any such amendment or supplement was issued and at the Settlement Date, did not contain or will not contain an untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

                  (e) the  representations  and warranties in  subsections  (a)
            through (d) above of this Section 6 shall not apply to statements in or omissions from the Canadian Prospectus, the Registration Statement or the U.S. Prospectus made in reliance upon and in conformity with any written information furnished to the Trust by CF&Co expressly for use therein;

                  (f) the Trust has been properly  created and organized and is validly existing as a trust under the laws of Alberta. Computershare has been duly appointed as the sole trustee of the Trust pursuant to the Declaration of Trust of the Trust dated August 2, 1996, as amended and restated as of November 6, 2002, amended as of May 6, 2004 and as further amended from time to time (the "DECLARATION OF TRUST"). The Trustee has the capacity and power to own and lease the properties and assets of the Trust and to conduct the business of the Trust as described in the Canadian Prospectus, the Registration Statement and the U.S. Prospectus (including the documents incorporated by reference therein);

                  (g) each of the Trust's wholly-owned or majority-owned subsidiaries or partnerships which constitute a significant subsidiary of the Trust (as that term is defined under Rule 1-02 of Regulation S-X under the Securities Exchange Act of 1934, as amended (including the rules and regulations of the Commission thereunder, the "EXCHANGE ACT")) as at the date hereof (each a "SIGNIFICANT SUBSIDIARY" and, collectively, the "SIGNIFICANT SUBSIDIARIES") is listed in SCHEDULE 3 to this Agreement. All other wholly-owned or majority-owned subsidiaries of the Trust do not as of the date of this Agreement, singly or in the aggregate, constitute "significant subsidiaries" (as such term is defined under Rule 1-02 of Regulation S-X under the Exchange Act);

                  (h) PrimeWest  Energy and each other  Significant  Subsidiary
            (1) has been duly incorporated, amalgamated or organized and is validly subsisting under the laws of its jurisdiction of incorporation, amalgamation or organization, as applicable, (2) has all requisite power and authority to own, lease and operate its properties and conduct its business as described in the Canadian Prospectus and the U.S. Prospectus and (3) is duly qualified to carry on such business in the respective jurisdictions under which they were incorporated, amalgamated or organized, as applicable, and each other jurisdiction in which a material portion of such business is carried on and is in good standing under the laws of each such jurisdiction which requires such qualification, except where the failure of PrimeWest Energy and each other Significant
            Subsidiary to be so qualified would not individually or in the aggregate, have a material adverse effect on the condition, financial or otherwise, or on the earnings, business affairs or business prospects of the Trust and its subsidiaries, taken as a whole (a "MATERIAL ADVERSE EFFECT");

                  (i) the Trust has the requisite power, authority and capacity to issue the Designated Units to enter into this Agreement and to perform its obligations hereunder;

                  (j) Computershare Trust Company of Canada, at its principal offices in the cities of Calgary and Toronto, has been duly appointed as the registrar and transfer agent in respect of the Trust Units and Computershare Investor Services, LLC, at its principal office in the City of New York, has been duly appointed as co transfer agent in respect of the Trust Units;

                  (k) the  issuance of Trust  Units by the Trust is  authorized under the Declaration of Trust. The Trust is authorized to issue an unlimited number of Trust Units. The number of outstanding Trust Units as of a recent date is as set forth in the notes to the financial statements of the Trust that are most recently incorporated or deemed to be incorporated by reference in the Canadian Prospectus and the U.S. Prospectus. All the issued Trust Units have been duly and validly authorized and issued. The
            Designated Units referred to in this Agreement will at the Settlement Date be duly and validly issued;

                  (l) all the  issued  and  outstanding  shares in the  capital stock of PrimeWest Energy have been duly and validly authorized and issued and are fully paid and non-assessable, and all outstanding shares in the capital stock of PrimeWest Energy, except for the exchangeable shares described in the U.S. Prospectus and the Canadian Prospectus, are owned directly by the Trust free and clear of any perfected security interest or any other security interest, claim, lien or encumbrance except as described in the audited annual consolidated financial statements of the Trust, together with the notes thereto;

                  (m) each of the Trust and its  Significant  Subsidiaries  has conducted its business in compliance in all material respects with all applicable laws, regulations and rules of each jurisdiction in which its business is carried on and holds and maintains in good standing all necessary licences, leases, permits, authorizations and other approvals necessary to permit it to conduct its business or to own, lease or operate its properties and assets (including without limitation any rights or registrations relating to any intellectual property rights) except where the failure to obtain any licence, lease, permit, authorization or other approval would not have a Material Adverse Effect;

                  (n) each of the Trust and its Significant  Subsidiaries  owns or leases all such properties as are necessary to the conduct of its operations as presently conducted. Each of Trust and its Significant Subsidiaries has good and defensible title to all of its properties including, but not limited to, the royalty interest granted to the Trust pursuant to the Royalty Agreements (as defined herein), reflected in its financial statements or described in the Canadian Prospectus, the Registration Statement or the U.S. Prospectus, subject only to the encumbrances identified as "permitted encumbrances" in the credit agreements to which the Trust or any of its Significant Subsidiaries is a party;

                  (o) the working  interests in crude oil, natural gas, natural gas liquids and sulphur held, directly or indirectly, by PrimeWest Energy reflect in all material respects the right of PrimeWest Energy or its subsidiaries to explore for or receive production from such underlying properties;

                  (p) except as set forth in the  Registration  Statement,  the
            U.S. Prospectus and the Canadian Prospectus (in each case, exclusive of any supplement or amendment thereto after execution of this Agreement), neither of the Trust or any of its Significant Subsidiaries is aware of any defects, failures or impairments in the title of either of the Trust or any of its Significant Subsidiaries to its properties (including in respect of any action, suit, proceeding or inquiry, whether instituted, pending or, to the knowledge of either of the Trust or any of its Significant Subsidiaries, threatened or whether or not discovered by any third party) which, in the aggregate, could reasonably be expected to have a material adverse effect on (i) the quantity and pre-tax discounted present value of the estimated future net revenue values of oil and natural gas reserves attributable to properties owned by PrimeWest Energy as at the date of the most recent reserve report prepared in respect of those properties by an independent reserve engineer (the "INDEPENDENT RESERVE ENGINEER") and described in the Registration Statement, the U.S. Prospectus and the Canadian
            Prospectus (the "RESERVE REPORT"); (ii) the current production of PrimeWest Energy; or (iii) the current cash flow of PrimeWest Energy;

                  (q) except as otherwise disclosed in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus (in each case, exclusive of any supplement or amendment thereto after execution of this Agreement), there has been no material adverse change to PrimeWest's oil and natural gas reserves as reported in the Reserve Report since the date of the Reserve Report and the Reserve Report fairly presents the determination of the oil and natural gas reserves of PrimeWest attributable to the properties evaluated in such Reserve Report and the production profile and costs associated therewith, as of the effective date of the Reserve Report; and PrimeWest Energy has made available to the Independent Reserve Engineer, prior to the issuance of the Reserve Report, all information requested by the Independent Reserve Engineer for the purposes of preparing the Reserve Report, which information did not contain any material misrepresentation or omission;

                  (r) except as set forth in the  Registration  Statement,  the
            U.S. Prospectus and the Canadian Prospectus (in each case, exclusive of any supplement or amendment thereto after execution of this Agreement), or as would not individually or in the aggregate result in a Material Adverse Effect, (i) each of the Trust and its Significant Subsidiaries have been and are in material compliance with all applicable federal, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign ("ENVIRONMENTAL LAWS") relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance; (ii) each of the Trust and its Significant Subsidiaries have obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under Environmental Laws (the "ENVIRONMENTAL PERMITS") necessary for the operation of their projects as currently operated and each Environmental Permit is valid, subsisting and in good standing and the holders of the Environmental Permits are not in default or breach thereof and no proceeding is pending or threatened to revoke or limit any Environmental Permit, expect in each case where the result would not have a Material Adverse Effect; (iii) neither the Trust nor any of its Significant Subsidiaries (including, if applicable, any predecessor companies thereof) have received any notice of, or been prosecuted for any offence alleging, material non-compliance with any Environmental Laws, or liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and neither the Trust nor any of its Significant Subsidiaries (including, if applicable, any predecessor companies) have settled any allegation of material non-compliance or liability short of prosecution; and
            (iv) there are no order or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Trust or its Significant Subsidiaries, nor have either the Trust or any of its Significant Subsidiaries received notice of any of the same and which orders directions or notices remain outstanding as unresolved;

                  (s) in the ordinary course of its business,  PrimeWest Energy periodically reviews the effect of Environmental Laws on the business, operations and properties of the Trust and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, PrimeWest Energy has reasonably concluded that such associated costs and liabilities are reflected in all material respects in the financial statements of the Trust incorporated or deemed to be incorporated by reference in the Canadian Prospectus and the U.S. Prospectus;

                  (t) no  labor  problem  or  dispute  with  the  employees  of
            PrimeWest Energy exists or, to the knowledge of the Trust, is threatened or imminent, and neither the Trust nor PrimeWest Energy is aware of any existing or imminent labor disturbance by the employees of PrimeWest Energy's principal suppliers, contractors or customers, that would reasonably be expected to have a Material Adverse Effect, except as set forth in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus;

                  (u) each of the Trust and  PrimeWest  Energy is in compliance in all material respects with all presently applicable provisions of Canadian federal and provincial pension and employee benefit laws and has not incurred and does not expect to incur material liability under such laws in excess of similar liabilities that are reflected in the financial statements of the Trust incorporated or deemed to be incorporated by reference in the Canadian Prospectus and the U.S. Prospectus;

                  (v) each of the Trust  and its  Significant  Subsidiaries  is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged; all policies of insurance insuring each of the Trust and its Significant Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; there are no material claims by either of the Trust or its Significant Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause;

                  (w) except as otherwise disclosed in the Canadian Prospectus, the Registration Statement and the U.S. Prospectus (in each case exclusive of any supplement or amendment thereto after execution of this Agreement), or except as would not, individually or in the aggregate, result in a Material Adverse Effect, all tax returns required to be filed by the Trust and its Significant Subsidiaries have been filed, and all taxes and other assessments of a similar nature (whether imposed directly or through withholding) including any interest, additions to tax or penalties applicable thereto due or claimed to be due from such entities have been paid, other than those being contested in good faith and for which adequate reserves have been provided;

                  (x) there are no contracts or documents which are required to be described in the Registration Statement, in the U.S. Prospectus or the Canadian Prospectus, including any of the documents incorporated by reference therein, or to be filed as exhibits thereto which have not been so described and filed as required; and there are no reports or information that in accordance with the requirements of the Reviewing Authority or any of the other Qualifying Authorities must be made publicly available in connection with the offering of the Designated Units that have not been made publicly available as required; and there are no documents, other than the Canadian Prospectus Supplement relating to the Designated Units, required to be filed with the Reviewing Authority or any of the other Qualifying Authorities in connection with the Canadian Prospectus that have not been filed as required;

                  (y) the Trust  qualifies  as a mutual  fund  trust  under the
            INCOME TAX ACT (Canada) (the "TAX ACT") and the Trust and PrimeWest Energy have conducted and will conduct their affairs so as to enable the Trust to continue to qualify as a mutual fund trust under the Tax Act, including (in the case of the Trust) by limiting its activities to investing the property of the Trust in: (i) the royalty payable by PrimeWest Energy to the Trust pursuant to the amended and restated royalty agreement dated May 5, 2005 between PrimeWest Energy and the trustee of the Trust, as amended; (ii) the royalty payable by PrimeWest Gas to the Trust pursuant to a royalty agreement dated January 24, 2003 between PrimeWest Energy and PrimeWest Gas, as assigned to the Trust (along with the royalty agreement dated May 5, 2005, and in each case as amended at the time, the "ROYALTY AGREEMENTS"); and (iii) other property in which a mutual fund trust is permitted by the Tax Act to invest;

                  (z) for the most recently  ended taxable year,  the Trust was not a passive foreign investment company ("PFIC") within the meaning of Section 1297 of the United States Internal Revenue Code of 1986 (the "CODE"), as amended, and each of the Trust and PrimeWest Energy reasonably believes it is not likely to become a PFIC in subsequent taxable years; neither the Trust nor PrimeWest Energy has received any communication from any individual at the United States Internal Revenue Service asserting that either the Trust or PrimeWest Energy was a PFIC for the most recently ended taxable year;

                  (aa) the  Trust is not an  "Investment  Company"  within  the meaning of that term under the United States INVESTMENT COMPANY ACT OF 1940;

                  (bb) at the time of filing  the  Registration  Statement  the
            Trust was not an "ineligible issuer," as defined under Rule 405 under the Securities Act;

                  (cc) each of the Trust and  PrimeWest  Energy has, or will at the appropriate time have, the necessary trust or corporate power and authority to execute and deliver the Canadian Prospectus, the U.S. Prospectus and the Registration Statement and all necessary trust or corporate action has been, or will at the appropriate time be, taken by each of the Trust and PrimeWest Energy to authorize the execution and delivery by it of such documents and the filing thereof, as the case may be, with the Reviewing Authority, the Qualifying Authorities and the Commission, as applicable;

                  (dd) each of the Trust and PrimeWest Energy has the necessary trust or corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to carry out the transactions contemplated herein and by the Canadian Prospectus and the U.S. Prospectus and this Agreement has been duly authorized, executed and delivered by the Trust and PrimeWest Energy and constitutes a legal, valid and binding obligation of the Trust and PrimeWest Energy enforceable against them in accordance with its terms subject to the qualifications set forth in the opinion of counsel delivered pursuant to SECTION 7(n);

                  (ee) the execution and delivery of this Agreement, the performance by the Trust and PrimeWest Energy of their obligations hereunder, the sale by the Trust at a Settlement Date of Placement Units and the delivery of those Placement Units at a Settlement Date do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with (i) any statute, rule or regulation applicable to the Trust or its Significant Subsidiaries; (ii) any terms, conditions or provisions of the articles, by-laws, constating documents or resolutions of the directors (or any committee thereof), shareholders or unitholders, as the case may be, of the Trust or its Significant Subsidiaries which are in effect at the date hereof; (iii) any terms, conditions or provisions of any material indenture, agreement or instrument to which any of the Trust or its Significant Subsidiaries is a party or by which it is contractually bound as at the date hereof or the Settlement Date, including, but not limited to, the Royalty Agreements; or (iv) any judgment, decree or order of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Trust or its Significant Subsidiaries or their properties or assets; and will not result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Trust or its Significant Subsidiaries pursuant to any material mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Trust or its Significant Subsidiaries is a party or by which it is bound or to which any of the property or assets of the Trust or its Significant Subsidiaries is subject, except, in the case of clauses (iii) and (iv) for any breach or conflict would not, individually or in the aggregate, result in a Material Adverse Effect or materially and adversely affect the ability of the Trust or PrimeWest Energy to perform any of their respective obligations under this Agreement;

                  (ff) except such as shall have been made or obtained, no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required for the execution, delivery and performance by each of the Trust and PrimeWest Energy of this Agreement, the sale of the Designated Units as contemplated herein, or the completion by the Trust and PrimeWest Energy of the transactions contemplated herein, other than filing of the Canadian Prospectus Supplement and the U.S. Prospectus Supplement in accordance with SECTION 7(a) hereof;

                  (gg) none of the Trust or its Significant  Subsidiaries is in violation of its constating documents or by-laws; and each of the Trust and its Significant Subsidiaries is not in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any material contract, indenture, mortgage, loan agreement, note, lease or other agreements or instrument to which it is a party or by which it may be bound or to which any of its property or assets is subject;

                  (hh) no person has any agreement,  option, right or privilege with or against the Trust or PrimeWest Energy for the purchase, subscription or issuance of Trust Units or shares, issued or unissued, in the capital of PrimeWest Energy except for (i) Trust Units issuable pursuant to vested unit appreciation rights granted under the Trust's long term incentive plan; (ii) Trust Units issuable under the Trust's Premium Distribution, Distribution Reinvestment and Optional Trust Unit Purchase Plan; (iii) Trust Units issuable pursuant to the exchange of Exchangeable Shares (as defined in the Canadian Prospectus and the U.S. Prospectus) of PrimeWest Energy; and (iv) any other agreements, options, rights and privileges described in the Canadian Prospectus and the U.S. Prospectus; no person has rights to require the Trust to file a registration statement under the Securities Act or a prospectus under applicable Canadian securities laws to register or qualify, as applicable, the offer or sale of any securities of the Trust, except as described in the Canadian Prospectus and the U.S. Prospectus, or to require the Trust to include such securities with the Trust Units registered pursuant to the Registration Statement or qualified under the Canadian Prospectus, in each case as described in the Canadian Prospectus, the Registration Statement and the U.S. Prospectus;

                  (ii) the Trust is a  reporting  issuer or the  equivalent  in good standing in each of the Qualifying Provinces having such a concept within the meaning of the applicable securities laws in such Qualifying Provinces; the Trust is not in default of any requirement of Alberta Securities Law, and has a similar status under the securities laws of each of the other Qualifying Provinces; and the Trust is a "foreign private issuer" as defined under Rule 405 of the Securities Act;

                  (jj) the  consolidated  financial  statements  (including any supporting schedules) of the Trust included or incorporated by reference in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus, together with the related notes (the "PRIMEWEST FINANCIAL STATEMENTS"), (1) present fairly the financial position, results of operations and cash flows of the Trust and its consolidated subsidiaries at the dates and for the periods indicated, (2) comply in all material respects with the applicable requirements of Alberta Securities Laws and, with respect to the Registration Statement and the U.S. Prospectus, the Securities Act, and (3) have been prepared in accordance with generally accepted accounting principles in Canada ("CANADIAN GAAP") applied on a consistent basis (except as otherwise described therein); the reconciliation of the PrimeWest Financial Statements to generally accepted accounting principles in the United States contained in the notes to such financial statements complies with the applicable accounting rules of the Commission and the Exchange Act;

                  (kk) the accountants who audited the audited PrimeWest Financial Statements included in the Registration Statement are, and during the period covered by their report thereon were, (1)
            independent public accountants with respect to the Trust and PrimeWest Energy as required by the Securities Act and the Securities Act Regulations, and (2) objective with respect to the Trust and PrimeWest Energy within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and independent chartered accountants with respect to the Trust as prescribed by Alberta Securities Laws;

                  (ll) the inclusion of the non-GAAP financial measures relating to the Trust included or incorporated by reference in the Registration Statement and the U.S. Prospectus complies with the requirements of Regulation G, as applicable to a foreign private issuer filing a registration statement on Form F-10 under the multijurisdictional disclosure system;

                  (mm) since the  respective  dates as of which  information is given in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus, except as otherwise stated therein:

            (i) there has not been any material adverse change in the condition (financial or otherwise), earnings, business affairs or business prospects of the Trust and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business;

            (ii) the Trust and its Significant Subsidiaries have carried on business in the ordinary course and there have been no transactions entered into by the Trust or any of its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Trust and its subsidiaries considered as one enterprise; and

            (iii) except for regular monthly distributions on the Trust Units in the amounts and at the times disclosed, there has been no dividend or distribution of any kind declared, paid or made by the Trust on its Trust Units;

                  (nn) except as otherwise disclosed in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus, there are no actions, suits, proceedings or inquiries, whether on behalf of or against the Trust or any of its subsidiaries, to the knowledge of the Trust or PrimeWest Energy, pending or threatened against or affecting the Trust or any of its subsidiaries at law or in equity, before or by any court or federal, provincial, municipal or governmental or regulatory department, commission, board, bureau, agency, authority, body or instrumentality, domestic or foreign, or any arbitrator which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect or have a material adverse effect on the consummation of any of the transactions contemplated by this Agreement;

                  (oo) neither the Trust nor PrimeWest has any knowledge of any outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any material amount of the property or assets of the Trust or its Significant Subsidiaries;

                  (pp)  except  as   disclosed  in  the   PrimeWest   Financial
            Statements, the Trust does not have any material contingent liabilities;

                  (qq) the Designated  Units referred to in this Agreement have attributes substantially as shall be set forth in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus;

                  (rr) there are no  transfer  taxes or other  similar  fees or charges under the federal laws of Canada or the United States or the laws of any state or province, or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance or sale by the Trust of the Designated Units pursuant thereto;

                  (ss) the  Trust  maintains  a system of  internal  accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; except as described in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus (in each case, exclusive of any supplement or amendment thereto after execution of this Agreement), since the end of the Trust's most recent audited fiscal year, to the knowledge of PrimeWest Energy (x) any material weaknesses in the Trust's internal control over financial reporting (whether or not remediated) or (y) any change in the Trust's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Trust's internal control over financial reporting;

                  (tt) the  Trust has  established  and  maintains  "disclosure controls and procedures" (as such term is defined in Rule 13a - 15e and 15d - 15e under the Exchange Act and Multilateral Instrument 52-109 of the CSA); and such disclosure controls and procedures are effective to perform the functions for which they were established; PrimeWest Energy is not aware of: (i) any significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Trust's ability to record, process, summarize, and report financial information in respect of which PrimeWest Energy has not advised CF&Co prior to the date of this Agreement; or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Trust's internal control over financial reporting; any material weaknesses in the design or operation of internal control over financial reporting of which PrimeWest is aware have been identified for the Trust's auditors; and since the date of the most recent evaluation of such disclosure controls and procedures, there have been no significant changes in internal control over financial reporting that are reasonably likely to materially adversely affect internal control over financial reporting;

                  (uu) the Trust  has  provided  to CF&Co  true,  correct,  and complete copies of all documentation pertaining to any extension of credit in the form of a personal loan made, directly or indirectly, by the Trust to any director or executive officer of PrimeWest Energy, and since July 30, 2002, the Trust has not, directly or indirectly, including through any subsidiary: (i) extended credit, arranged to extend credit, or renewed any extension of credit, in the form of a personal loan, to or for any director or executive officer of PrimeWest Energy; or (ii) made any material modification, including any renewal thereof, to any term of any personal loan to any director or executive officer of PrimeWest Energy which loan was outstanding on July 30, 2002;

                  (vv) there is and has been no failure on the part of the Trust or any of PrimeWest Energy's directors or officers, in their capacities as such, to comply with any provision of the
            Sarbanes-Oxley   Act  of  2002  and  the  rules   and   regulations
            promulgated in connection therewith applicable to the Trust, including Sections 302 and 906 related to certifications, in each case applicable to the Trust or any of PrimeWest Energy's directors or officers, in their capacities as such;

                  (ww) to the knowledge of the Trust, the Registration Statement is not the subject of a pending proceeding or examination under Section 8(d) and 8(e) of the Securities Act, and neither the Trust or PrimeWest Energy is the subject of a pending proceeding under Section 8A of the Securities Act in connection with the offering of the Trust Units;

                  (xx) neither the sale of the Designated Units by the Trust hereunder nor the use of proceeds thereof will cause any U.S. person participating in the offering, either as underwriter and/or purchaser of the Designated Units, to violate the regulations of the United States Treasury Department set forth under 31 CFR, Subtitle B, Chapter V, as amended, or any enabling legislation or executive order relating thereto (the "SANCTIONS REGULATIONS");

                  (yy) the Trust  and its  Significant  Subsidiaries  have not, directly or indirectly, (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. FOREIGN CORRUPT PRACTICES ACT OF 1977, as amended, or the CANADA CORRUPTION OF FOREIGN PUBLIC OFFICIALS ACT, or the rules and regulations promulgated thereunder;

                  (zz) neither the Trust nor PrimeWest Energy, nor any affiliate of either, has taken, nor will the Trust or PrimeWest Energy, or any affiliate of either, take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any security of the Trust to facilitate the sale or resale of the Designated Units;

                  (aaa) The Trust has not relied  upon  CF&Co or legal  counsel for CF&Co for any legal, tax or accounting advice in connection with the offering and sale of the Placement Units;

                  (bbb) Neither the Trust nor any of the Significant Subsidiaries has incurred any liability for any finder's fees or similar payments in connection with the transactions herein contemplated, except as may otherwise exist with respect to CF&Co pursuant to this Agreement; and

                  (ccc) Other than as would not individually or in the aggregate result in a Material Adverse Effect, the Trust and the Significant Subsidiaries are in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder ("ERISA"); no "reportable event" (as defined in ERISA) has occurred with respect to any "pension plan" (as defined in ERISA) for which the Trust and the Significant Subsidiaries would have any liability; the Trust and the Subsidiaries have not incurred and do not expect to incur liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any "pension plan" or (ii) Sections 412 or 4971 of the Code; and each "pension plan" for which the Trust or the Significant Subsidiaries would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification.

                  (ddd) No forward  looking  statement  within  the  meaning of
            Section 27A of the Securities Act and Section 21E of the Exchange Act contained in the U.S. Prospectus, the Registration Statement, or any other document filed with the Commission has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

                  (eee) The Trust acknowledges and agrees that CF&Co has informed the Trust that CF&Co may, to the extent permitted under the Securities Act and the Exchange Act, purchase and sell Trust Units for its own account while this Agreement is in effect provided that (i) no such purchase or sale shall take place while a Placement Notice is in effect (except to the extent CF&Co may engage in sales of Placement Units purchased or deemed purchased from the Trust as a "riskless principal" or in a similar capacity),
            (ii) the Trust shall not be deemed to have authorized or consented to any such purchase or sale by CF&Co and (iii) CF&Co will not over-allot Trust Units in connection with the distribution of Placement Units in an at the market distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Trust Units.

      7. COVENANTS OF THE TRUST AND PRIMEWEST ENERGY. The Trust and PrimeWest Energy jointly and severally covenant and agree with CF&Co:

                  (a) to prepare each of the Canadian Prospectus Supplement and the U.S. Prospectus Supplement in relation to the applicable Designated Units in a form approved by CF&Co, acting reasonably, and to file (i) the Canadian Prospectus Supplement with the Reviewing Authority in accordance with the Shelf Procedures not later than the Reviewing Authority's close of business on the second Business Day (as defined in SECTION 12) following the execution and delivery of this Agreement relating to the Designated Units; and (ii) the U.S. Prospectus Supplement with the Commission pursuant to General Instruction II.L. of Form F-10 not later than the Commission's close of business on the Business Day following the date of the filing thereof with the Reviewing Authority;

                  (b) if a  Placement  Notice  is  pending,  (i) to give  CF&Co notice of their intention to file or prepare any further amendment or supplement to the Registration Statement, the U.S. Basic
            Prospectus, the U.S. Prospectus or the Canadian Prospectus, including pursuant to filings with the Qualifying Authorities or the Commission that are incorporated by reference therein, in each case after the execution of this Agreement and prior to the Settlement Date for such Designated Units, (ii) to furnish CF&Co with copies of any such documents a reasonable amount of time prior to such proposed filing, amendment or supplement and (iii) to not file or use any such document to which CF&Co or counsel for CF&Co shall reasonably object, unless the filing or use of such document is required by applicable law;

                  (c) (i) to advise CF&Co promptly of any amendment or supplement to the Registration Statement, the U.S. Basic Prospectus, the U.S. Prospectus or the Canadian Prospectus after the Settlement Date and furnish CF&Co with copies thereof and (ii) to file promptly all reports required to be filed by the Trust with the Reviewing Authority pursuant to Alberta Securities Law and the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case, for so long as the delivery of a prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required in connection with the offering or sale of such Designated Units, and during such period to advise CF&Co, promptly after it receives notice thereof, of the time when any amendment to the Canadian Prospectus has been filed or receipted, when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the U.S. Basic Prospectus, the U.S. Prospectus or the Canadian Prospectus or any amended U.S. Prospectus or Canadian Prospectus has been filed with the Qualifying Authorities or the Commission;

                  (d) if a Placement Notice is pending,  to advise CF&Co of the issuance by the Qualifying Authorities or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Designated Units, of the suspension of the qualification of such Designated Units for offering or sale in any jurisdiction, of the initiation or, to the knowledge of the

            Trust, the threatening of any proceeding for any such purpose, or of any request by the Qualifying Authorities or the Commission for the amending or supplementing of the Registration Statement, the Canadian Prospectus, the U.S. Basic Prospectus or the U.S. Prospectus or for additional information relating to the Designated Units and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Designated Units or suspending any such qualification, or such order ceasing or suspending the distribution of the Designated Units or the trading in the securities of the Trust, to promptly use its commercially reasonable efforts to obtain the withdrawal of such order;

                  (e) to furnish  CF&Co,  as soon as  practicable on the second
            Business Day following the date of this Agreement, with copies of the U.S. Prospectus and the Canadian Prospectus in New York, New York, if so requested, as amended or supplemented in such quantities as CF&Co may reasonably request, and, if the delivery of a prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required with respect to any Designated Units at any time in connection with the offering or sale of the Designated Units and if at such time any event shall have occurred as a result of which the U.S. Prospectus or the Canadian Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such U.S. Prospectus or the Canadian Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered, not misleading, or, if for any other reason it shall be necessary during such period to amend or supplement the Canadian Prospectus or the U.S. Prospectus or to file any document incorporated by reference in the Canadian Prospectus or the U.S. Prospectus in order to comply with Alberta Securities Law, the securities laws of each of the Qualifying Provinces, the Securities Act, the Exchange Act or the Trust Indenture Act, to notify CF&Co and upon its approval, acting reasonably, to file such document and to prepare and furnish without charge to CF&Co and to any dealer in securities as many copies as CF&Co may from time to time reasonably request of an amended U.S. Prospectus and Canadian Prospectus or a supplement to the U.S. Prospectus and Canadian Prospectus which will correct such statement or omission or effect such compliance; and in case CF&Co is required to deliver a prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities
            Act) in connection with sales of any of the Designated Units at any time nine months or more after the time of issue of the U.S. Prospectus, upon CF&Co's request but at the expense of CF&Co, to prepare and deliver to CF&Co as many written and electronic copies as CF&Co may reasonably request of an amended or supplemented U.S. Prospectus complying with Section 10(a)(3) of the Securities Act;

                  (f) to make generally available to holders of its Trust Units
            ("UNITHOLDERS") as soon as practicable, but in any event not later than 18 months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Securities Act), an earnings statement of the Trust and its subsidiaries on a consolidated basis (which need not be audited) complying with
            Section 11(a) of the Securities Act and the Securities Act Regulations (including, at the option of the Trust, Rule 158);

                  (g) that neither the Trust nor any of its Significant Subsidiaries will take, directly or indirectly, any action that will result in a violation by any U.S. person participating in the offering of the Sanctions Regulations with respect to the sale of the Designated Units hereunder and the use of proceeds thereof. Without limiting the foregoing, the Trust will not use the proceeds of the sale of the Designated Units to fund any activities or business with any entity or individual with respect to which U.S. persons are prohibited from doing business under the Sanctions Regulations; provided, however, that the Trust makes no covenant under this paragraph that would violate Canadian law;

                  (h) to furnish to CF&Co copies of the Registration Statement, as initially filed with the Commission, and of all amendments thereto (including all exhibits thereto and documents incorporated by reference therein), and the Canadian Prospectus and, so long as delivery of a prospectus by CF&Co may be required by applicable Canadian securities laws and the Securities Act, as many copies of the Canadian Prospectus and the U.S. Prospectus and any amendment or supplement thereto as CF&Co may reasonably request and such delivery shall constitute the Trust's consent to the use by CF&Co of the Registration Statement, the Canadian Prospectus, the U.S.
            Prospectus and any supplements or amendments thereto (and the documents incorporated therein by reference) in connection with the offering and sale to the public of the Designated Units;

                  (i) that  other  than in the  circumstances  contemplated  in
            Section 6(ii), to the extent and on the terms provided for in this Agreement, the Trust will not, without the prior written consent of CF&Co, such consent not to be unreasonably withheld, offer, sell, contract to sell, pledge, or otherwise dispose of any Trust Units (other than the Designated Units specified in this Agreement) or any securities convertible into, or exercisable, or exchangeable for, Trust Units, or publicly announce an intention to effect any such transaction, during the period beginning on the fifth (5th) Trading Day immediately prior to the date on which a Placement Notice is delivered to, and received by, CF&Co and ending on the fifth (5th) Trading Day immediately following the Settlement Date with respect to Placement Units sold pursuant to such Placement Notice;

                  (j) unless  publicly  available on SEDAR or EDGAR, to furnish to CF&Co promptly for a period of two years from the date of this Agreement (i) copies of any reports, proxy statements, or other communications which the Trust shall send to its Unitholders or shall from time to time publish or publicly disseminate, (ii) copies of all annual and current reports filed with the Commission on Form 40-F or Form 6-K (each as defined in Section 7(m)), as applicable, or such other similar forms as may be designated by the Commission, and (iii) copies of documents or reports filed with any national securities exchange on which any class of securities of the Trust is listed;

                  (k) unless publicly available on SEDAR or EDGAR, upon written request, to furnish to CF&Co as early as practicable prior to the time of purchase and any additional time of purchase of Designated Units, as the case may be, but not later than two Business Days prior thereto, a copy of the latest available unaudited interim and monthly consolidated financial statements, if any, of the Trust which have been read by the Trust's independent auditors, as stated in their letter to be furnished pursuant to SECTION 8(f) hereof;

                  (l) During the term of this Agreement, on or prior to the date that the first Trust Units are sold pursuant to the terms of this Agreement and each time the Trust (i) files the U.S. Prospectus relating to the Placement Units or amends or supplements the Registration Statement or the U.S. Prospectus relating to the Placement Units (other than a prospectus supplement filed in accordance with Section 7(a) of this Agreement) by means of a post-effective amendment, sticker, or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the U.S. Prospectus relating to the Placement Units;
            (ii) files an annual report on Form 40-F under the Exchange Act ("FORM 40-F"); or (iii) furnishes a quarterly report on Form 6-K under the Exchange Act ("FORM 6-K") or furnishes an amended quarterly report or any amended financial statement on Form 6-K (each date of filing of one or more of the documents referred to in clauses (i) through (iii) shall be a "REPRESENTATION DATE"); the Trust shall furnish CF&Co with a certificate, in the form attached hereto as EXHIBIT 7(l). The requirement to provide a certificate under this SECTION 7(l) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Trust delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Trust files its annual report on Form 40-F. Notwithstanding the foregoing, if the Trust subsequently decides to sell Placement Units following a Representation Date when the Trust relied on such waiver and did not provide CF&Co with a certificate under this
            Section 7(l), then before the Trust delivers the Placement Notice or CF&Co sells any Placement Units, the Trust shall provide CF&Co with a certificate, in the form attached hereto as EXHIBIT 7(l), dated the date of the Placement Notice.

                  (m) LEGAL OPINION. On or prior to the date that the first Trust Units are sold pursuant to the terms of this Agreement, and within three (3) Trading Days of each Representation Date with respect to which the Trust is obligated to deliver a certificate in the form attached hereto as EXHIBIT 7(l) for which no waiver is applicable, the Trust shall cause to be furnished to CF&Co a written opinion of Stikeman Elliott LLP, counsel to the Trust and PrimeWest Energy (the "TRUST COUNSEL") and a written opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP (or such other counsel determined by the Trust and PrimeWest) U.S. counsel to the Trust and PrimeWest Energy ("SPECIAL TRUST COUNSEL"), dated the date that the first Trust Units are sold pursuant to the terms of this Agreement or the Representation Date, as applicable, substantially similar to the applicable form attached hereto as EXHIBIT 7(m)(1)

            (for the filing of the Canadian Prospectus Supplement and U.S. Prospectus Supplement relating to the Placement Units), and EXHIBIT 7(m)(2) (for subsequent Representation Dates), but modified, as necessary, to relate to the Canadian Prospectus and the U.S.
            Prospectus and any amendment or supplement thereto; provided, however, that in lieu of such opinion, counsel may furnish CF&Co with a letter to the effect that CF&Co may rely on a prior opinion delivered under this SECTION 7(n) to the same extent as if it were dated the date of such letter (except that statements in such prior opinion shall be deemed to relate to the Registration Statement and the Prospectus as amended or supplemented at such Representation
            Date).

                  (n) COMFORT LETTER. On or prior to the date that the first Trust Units are sold pursuant to the terms of this Agreement and thereafter within three (3) Trading Days of each Representation Date occurring during any period in which the U.S. Prospectus relating to the Placement Units is required to be delivered by CF&Co (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Act) and each Representation Date with respect to which the Trust is obligated to deliver a certificate in the form attached hereto as EXHIBIT 7(l) for which no waiver is applicable, the Trust shall cause its independent accountants to furnish CF&Co letters (the "COMFORT LETTERS"), dated the date that the first Trust Units are sold pursuant to the terms of this Agreement or the Representation Date, as applicable, and having a cut-off not more than three Business Days prior to such date, in form and substance satisfactory to CF&Co, (i) confirming that they are independent public accountants with respect to the Trust and PrimeWest Energy within the meaning of the Securities Act and the Securities Act Regulations and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the Commission, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants' "comfort letters" to underwriters in connection with registered public offerings (the first such letter, the "INITIAL COMFORT LETTER") and (iii) updating the Initial Comfort Letter with any information that would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Canadian Prospectus and the U.S. Prospectus, as amended and supplemented to the date of such letter;

                  (o) to apply the net proceeds from the sale of the Designated
            Units in the manner set forth under the caption "USE OF PROCEEDS" in the Canadian Prospectus and the U.S. Prospectus;

                  (p) that the Trust will maintain a transfer agent in accordance with the applicable rules of each of the Toronto Stock Exchange ( the "TSX") and the NYSE and, if necessary under the Declaration of Trust, a registrar for the Trust Units;

                  (q) that each of the Trust and PrimeWest  Energy will use its reasonable best efforts to monitor all aspects of the Trust's affairs relevant to its continuing qualification as a "mutual fund trust" for purposes of the Canadian Tax Act, and will promptly notify CF&Co upon becoming aware of any circumstance that may cause the Trust to fail to continue to so qualify;

                  (r) each  Placement  Notice  issued  by the Trust to CF&Co to solicit offers to purchase Placement Units shall be deemed to be an affirmation that the representations and warranties made by it in this Agreement are true and correct in all material respects at the time such Placement Notice is issued, except to the extent such representation and warranty is solely as of a specific date, and that the Trust has complied in all material respects with all of the agreements to be performed by it hereunder at or prior to such time; and

                  (s) Neither the Trust nor the Significant  Subsidiaries  will be or become, at any time prior to the termination of this Agreement, an "Investment Company," within the meaning of that term under the United States Investment Company Act of 1940, assuming no change in the Commission's current interpretation as to entities that are not considered an investment company.

                  (t) Each of the Trust and  PrimeWest,  jointly and  severally agree, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, in accordance with the provisions of SECTION 11 hereunder, will pay the following all expenses incident to the performance of its obligations hereunder, including, but not limited to, expenses relating to (i) the preparation, printing and filing of the Registration Statement, Canadian Prospectus, U.S. Prospectus, and each amendment and supplement thereto, (ii) the preparation, issuance and delivery of the Designated Units, (iii) the printing and delivery to CF&Co of copies of the U.S. Prospectus and any amendments or supplements thereto, and of this Agreement, and (iv) the fees and expenses incurred in connection with the listing of the Placement Shares for trading on the NYSE.

      8. CONDITIONS TO CF&CO'S OBLIGATIONS. The obligations of CF&Co hereunder with respect to any sale of Placement Units will be subject to the completion by CF&Co of a due diligence review satisfactory to CF&Co in its reasonable judgment, and to the continuing satisfaction (or waiver by CF&Co in its sole discretion) of the following additional conditions:

                  (a) (i) the Canadian Prospectus Supplement in relation to the applicable Designated Units shall have been filed with the Reviewing Authority under the Shelf Procedures; and (ii) the U.S. Prospectus Supplement in relation to the applicable Designated Units shall have been filed with the Commission pursuant to General Instruction II.L. of Form F-10 under the Securities Act, in each case, within the applicable time period prescribed for such filing and in accordance with Section 7(a) hereof; and all requests for additional information on the part of the Qualifying Authorities and the Commission shall have been complied with to the reasonable satisfaction of counsel to CF&Co ;

                  (b) no Canadian  Prospectus,  U.S. Prospectus or amendment or supplement to the Registration Statement, the Canadian Prospectus or the U.S. Prospectus, including documents deemed to be incorporated by reference therein, shall have been filed to which CF&Co, acting reasonably, objects;

                  (c) at the  Applicable  Time and at the  Settlement  Date for
            such Placement Units (i) no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission; (ii) no order of any of the Qualifying Authorities to cease distribution of the Designated Units shall have been issued, and no proceedings for such purpose shall have been instituted or threatened; and (iii) no stop order suspending or preventing the use of any prospectus shall have been initiated or threatened by the Commission;

                  (d) all the  representations  and warranties of the Trust and
            PrimeWest Energy contained in this Agreement shall be true and correct on each Representation Date, with the same force and effect as if made on and as of such Representation Date, and the Trust shall have complied with all agreements and all conditions on its part to be performed or satisfied hereunder at or, prior to such Representation Date;

                  (e) CF&Co shall have  received the opinions of Trust  Counsel and Special Trust Counsel required to be delivered pursuant SECTION 7(m) on or before the date on which delivery of such opinion is required pursuant to SECTION 7(m);

                  (f) CF&Co shall have received the Comfort Letter  required to be delivered pursuant SECTION 7(o) on or before the date on which delivery of such letter is required pursuant to SECTION 7(O);

                  (g) CF&Co shall have received the certificate  required to be delivered pursuant to SECTION 7(l) on or before the date on which delivery of such certificate is required pursuant to SECTION 7(l);

                  (h) the Trust  shall have  complied  with the  provisions  of
            SECTION 7(f) hereof with respect to the furnishing of prospectuses;

                  (i) the  Designated  Units  shall  (i) have been  listed  and admitted and authorized for trading on the NYSE and (ii) conditionally approved for listing on the TSX, and satisfactory evidence of such actions shall have been provided to CF&Co ;

                  (j) the Trust shall have  furnished  to CF&Co and its counsel such other documents and certificates as it may reasonably request for the purpose of enabling them to pass upon the issuance and sale of the Placement Units as herein contemplated or in order to evidence the accuracy of any of the representations or warranties or the fulfillment of any of the conditions herein contained or to the accuracy and completeness of any statement in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus as of the Settlement Date; and

                  (k) on or prior to the date  that the first  Trust  Units are sold pursuant to the terms of this Agreement, and within three (3) Trading Days of each Representation Date, with respect to which the Trust is obligated to deliver a certificate in the form attached hereto as to Exhibit 7(l) for which no waiver is applicable, CF&Co shall have received from Shearman & Sterling LLP, special counsel for CF&Co, such opinion or opinions with respect to the Registration Statement, the Canadian Prospectus and the U.S. Prospectus and other related matters as CF&Co may require; and

                  (l) there shall not have occurred any event that would permit
            CF&Co to terminate this Agreement pursuant to SECTION 11(a).

      9.    INDEMNIFICATION AND CONTRIBUTION.

                  (a) TRUST  INDEMNIFICATION.  The Trust and  PrimeWest  Energy
            jointly and severally agree to indemnify and hold harmless CF&Co, the directors, officers, partners, employees and agents of CF&Co and each person, if any, who (i) controls CF&Co within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, or (ii) is controlled by or is under common control with CF&Co (a "CF&CO AFFILIATE") from and against any and all losses, claims, liabilities, expenses and damages (including, but not limited to, any and all investigative, legal and other expenses reasonably incurred in connection with, and any and all amounts paid in settlement, provided that any such settlement is effected with the written consent of the Trust (in accordance with this Section 9(a)) of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), as and when incurred, to which CF&Co, or any such person, may become subject under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based, directly or indirectly, on (i) any untrue statement or alleged untrue statement of a material fact contained in the Canadian Prospectus, the U.S. Basic Prospectus, the U.S. Prospectus, or any amendment or supplement thereto, or in any other material or document filed under any applicable securities laws or delivered by or on behalf of the Trust or PrimeWest Energy or pursuant to this Agreement or (ii) the omission or alleged omission to state in such document a material fact required to be stated in it or necessary to make the statements in it not misleading; provided, however, that the indemnity contained in this SECTION 9(a) shall not apply to the extent that such loss, claim, liability, expense or damage arises from the sale of the Placement Units pursuant to this Agreement and is caused directly or indirectly by an untrue statement or omission made in reliance on and in conformity with information relating to CF&Co and furnished in writing to the Trust or PrimeWest Energy by CF&Co expressly for inclusion in any of the Canadian Prospectus, U.S. Basic Prospectus or U.S. Prospectus or any amendment or supplement thereto or any other material or document filed under any applicable securities laws or delivered pursuant to this Agreement. These indemnity provisions will be in addition to any liability that the Trust or PrimeWest Energy might otherwise have;

                  (b) CF&CO INDEMNIFICATION. CF&Co agrees to indemnify and hold harmless the Trust, PrimeWest Energy and their respective directors, trustees or officers, and each person, if any, who (i) controls the Trust within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act or (ii) is controlled by or is under common control with the Trust (a "TRUST AFFILIATE") against any and all losses, liabilities, claims, damages and expenses described in the indemnity contained in
            SECTION 9(a), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Canadian Prospectus, the U.S. Basic Prospectus the U.S. Prospectus, the Registration Statement or any amendment or supplement thereto or any other material or document filed under any applicable securities laws or delivered pursuant to this Agreement in reliance upon and in conformity with written information relating to CF&Co and furnished to the Trust or PrimeWest Energy by CF&Co expressly for inclusion in any of the Canadian Prospectus, U.S. Basic Prospectus, U.S. Prospectus or Registration Statement or any amendment or supplement thereto or any other material or document filed under applicable securities laws or delivered pursuant to this Agreement;

                  (c) PROCEDURE. Any party that proposes to assert the right to be indemnified under this Section 9 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this SECTION 9, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this
            SECTION 9 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this SECTION 9 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel to the indemnified party) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or
            (4) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 9 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding; and

                  (d) CONTRIBUTION.  In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this SECTION 9 is applicable in accordance with its terms but for any reason is held to be unavailable from the Trust and PrimeWest Energy, on one hand, or CF&Co, on the other, the Trust and PrimeWest Energy, and CF&Co, as applicable, will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Trust or PrimeWest Energy from persons other than CF&Co, such as persons who control the Trust or PrimeWest Energy within the meaning of the Securities Act, officers of the Trust who signed the Registration Statement and directors of PrimeWest Energy, who also may be liable for contribution) to which the Trust, PrimeWest and CF&Co may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Trust and PrimeWest Energy on the one hand and CF&Co on the other from the offering of the Designated Units. The relative benefits received by the Trust and PrimeWest Energy on the one hand and CF&Co on the other hand shall be deemed to be in the same proportion as the total net proceeds from the sale of Placement Units (before deducting expenses) received by the Trust bear to the total compensation (before deducting expenses) received by CF&Co from the sale of Placement Units on behalf of the Trust. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Trust, on the one hand, and CF&Co, on the other, with respect to the statements or omission that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Trust or CF&Co, the intent of the Parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Trust, PrimeWest Energy and CF&Co agree that it would not be just and equitable if contributions pursuant to this SECTION 9(d) were to be determined by PRO RATA allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this SECTION 9(d) shall be deemed to include, for the purpose of this SECTION 9(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with
            SECTION 9(c) hereof. Notwithstanding the foregoing provisions of this SECTION 9(d), CF&Co shall not be required to contribute any amount in excess of the aggregate Agent's Fee received by it under this Agreement and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this SECTION 9(d), any person who controls a party to this Agreement within the meaning of the Securities Act, and any officers, directors, partners, employees or agents of CF&Co, will have the same rights to contribution as that party, and each officer of PrimeWest Energy who signed the Registration Statement will have the same rights to contribution as the Trust, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this SECTION 9(d), will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this SECTION 9(d) except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of SECTION 9(c) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to SECTION 9(c) hereof.

     10. REPRESENTATIONS AND AGREEMENTS TO SURVIVE DELIVERY. The indemnity and contribution agreements contained in SECTION 9 of this Agreement and all representations and warranties of the Trust herein or in certificates delivered pursuant hereto shall survive, as of their respective dates, regardless of (i) any investigation made by or on behalf of CF&Co, any controlling persons, or the Trust (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Units and payment therefor or (iii) any termination of this Agreement.

     11.    TERMINATION.

                  (a) CF&Co shall have the right by giving notice as hereinafter specified at any time to terminate this Agreement if
            (i) any Material Adverse Effect, or any development that has actually occurred and that is reasonably expected to cause a Material Adverse Effect has occurred that, in the reasonable judgment of CF&Co, may materially impair the ability of CF&Co to sell the Placement Units hereunder, (ii) the Trust shall have failed, refused or been unable to perform any material agreement on its part to be performed hereunder; provided, however, in the case of any failure of the Trust to deliver (or cause another person to deliver) any certification, opinion, or letter required under SECTIONS 7(l), 7(m), or 7(n), CF&Co's right to terminate shall not arise unless such failure to deliver (or cause to be delivered) continues for more than thirty (30) days from the date such delivery was required; or (iii) any other condition of CF&Co's obligations hereunder is not fulfilled in any material respect, or
            (iv) any suspension or limitation of trading in the Placement Units or in securities generally on the NYSE or TSX shall have occurred. Any such termination shall be without liability of any Party to any other Party except that the provisions of SECTION 7(u), SECTION 9 (Indemnification), SECTION 10 (Survival of Representations),
            SECTION 16 (Applicable Law; Consent to Jurisdiction) and SECTION 18 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination. If CF&Co elects to terminate this Agreement as provided in this Section 11(a), CF&Co shall provide the required notice as specified in Section 12 (Notices);

                  (b) the Trust  shall have the right,  by giving ten (10) days notice as hereinafter specified to terminate this Agreement in its sole discretion at any time following the period of three (3) months after the date of this Agreement. Any such termination shall be without liability of any Party to any other Party except that the provisions of SECTION 7(u), SECTION 9, SECTION 10, SECTION 16 and SECTION 18 hereof shall remain in full force and effect notwithstanding such termination;

                  (c) CF&Co  shall  have the  right,  by  giving  ten (10) days notice as hereinafter specified to terminate this Agreement in its sole discretion at any time following the period of three (3) months after the date of this Agreement. Any such termination shall be without liability of any Party to any other Party except that the provisions of SECTION 7(u), SECTION 9, SECTION 10, SECTION 16 and SECTION 18 hereof shall remain in full force and effect notwithstanding such termination;

                  (d) unless  earlier  terminated  pursuant to this Section 11, this Agreement shall automatically terminate upon the issuance and sale of all of the Placement Units through CF&Co on the terms and subject to the conditions set forth herein; provided that the provisions of SECTION 7(u), SECTION 9, SECTION 10, SECTION 16 and
            SECTION 18 hereof shall remain in full force and effect notwithstanding such termination;

                  (e) this  Agreement  shall  remain in full  force and  effect unless terminated pursuant to Sections 11(a), (b), or (c) above or otherwise by mutual agreement of the parties; provided, however, that any such termination by mutual agreement shall in all cases be deemed to provide that the provisions of SECTION 7(u), SECTION 9,
            SECTION 10, SECTION 16 and SECTION 18 hereof shall remain in full force and effect; and

                  (f) any  termination of this Agreement  shall be effective on the date specified in such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by CF&Co or the Trust, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Units, such Placement Units shall settle in accordance with the provisions of this Agreement.

     12. NOTICES. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified, and if sent to CF&Co, shall be delivered to CF&Co at Cantor Fitzgerald & Co., 110 East 59th Street, New York, New York 10022, fax no. (212) 829-4972, Attention:
ITD-Investment Banking, with copies to Stephen Merkel, General Counsel, at the same address, and DLA Piper Rudnick Gray Cary US LLP, 1251 Avenue of the Americas, New York, NY 10020, fax no. (212) 884-8494, Attention: Dean M. Colucci; or if sent to the Trust or PrimeWest Energy, shall be delivered to PrimeWest Energy Trust, Suite 5100, 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3Y7, fax no. (403) 699-7444, Attention: Dennis G. Feuchuk, Senior Vice-President and Chief Financial Officer, with a copy to Stikeman Elliott LLP, 4300 Bankers Hall West, 888 - 3rd Street S.W., Calgary, Alberta, Canada, T2P 5C5, fax no. (403) 266-9034, Attention: Leland P. Corbett. Each Party to this Agreement may change such address for notices by sending to the Parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., New York City time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid). For purposes of this Agreement, "BUSINESS DAY" shall mean any day on which the NYSE and commercial banks in the City of New York are open for business.

     13. SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the Trust, PrimeWest Energy, and CF&Co and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 9 hereof. References to any of the Parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such Party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Party may assign its rights or obligations under this Agreement without the prior written consent of the other Parties.

     14. ADJUSTMENTS FOR STOCK SPLITS. The Parties acknowledge and agree that all Trust Unit-related numbers contained in this Agreement shall be adjusted to take into account any Trust Unit split, dividend or similar event effected with respect to the Trust Units.

     15. ENTIRE AGREEMENT; AMENDMENT; SEVERABILITY. This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the Parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Trust and CF&Co. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as determined by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the Parties as reflected in this Agreement.

     16. APPLICABLE LAW; CONSENT TO JURISDICTION. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws. Each Party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each Party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such Party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

     17. ABSENCE OF FIDUCIARY RELATIONSHIP. Each of the Trust and PrimeWest Energy acknowledges and agrees that:

                  (a) CF&Co has been retained  solely to act as  underwriter in connection with the sale of the Trust Units that no fiduciary relationship between the Trust and CF&Co has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether CF&Co has advised or is advising the Trust on other matters;

                  (b) the Trust is capable of evaluating and  understanding and understands and accept the terms, risks and conditions of the transactions contemplated by this Agreement;

                  (c) the Trust has been advised that CF&Co and its  affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Trust and that CF&Co has no obligation to disclose such interests and transactions to the Trust by virtue of any fiduciary relationship; and

                  (d) each of the Trust and  PrimeWest  Energy  waives,  to the fullest extent permitted by law, any claims they may have against CF&Co, for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that CF&Co shall have no liability (whether direct or indirect) to either in respect of such a fiduciary claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Trust or PrimeWest Energy, including stockholders, employees or creditors of the Trust and PrimeWest Energy.

     18. WAIVER OF JURY TRIAL. Each of the Trust, PrimeWest Energy and CF&Co hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

     19. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one Party to the others may be made by facsimile transmission.

     20.    REFERENCES.

                  (a) Any reference herein to the Canadian Prospectus, the U.S.
            Basic Prospectus or the U.S. Prospectus shall be deemed to refer to and include the documents incorporated or deemed to be incorporated by reference therein as of the applicable date; and

                  (b) any  reference  to any  amendment  or  supplement  to any
            Canadian Prospectus, the U.S. Basic Prospectus or the U.S. Prospectus shall be deemed to refer to and include any documents that are (i) filed after the date of such prospectus under Alberta Securities Law with the Qualifying Authorities and, in the case of the U.S. Basic Prospectus or the U.S. Prospectus, under the Exchange Act with the Commission and (ii) incorporated by reference or deemed under Alberta Securities Law to be incorporated by reference therein.

     21. ACKNOWLEDGEMENT REGARDING THE TRUST. The parties hereto acknowledge that PrimeWest is entering into this Agreement solely on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon PrimeWest or any of the unitholders of the Trust and that any recourse against the Trust, PrimeWest or the unitholders in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Declaration of Trust dated August 2, 1996, restated as of November 6, 2002, amended as of May 6, 2004, and as further amended from time to time.

            If the foregoing correctly sets forth the understanding among the Trust, PrimeWest Energy and CF&Co, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among the Trust, PrimeWest Energy and CF&Co.

                               Very truly yours,


PRIMEWEST ENERGY TRUST, BY ITS          PRIMEWEST ENERGY INC.
AUTHORIZED ATTORNEY, PRIMEWEST
ENERGY INC.

By: /s/ Donald A. Garner                 By: /s/ Donald A. Garner
    -------------------------------          --------------------------------
    Name:  Donald A. Garner                  Name:  Donald A. Garner
    Title: President and Chief               Title: President and Chief
           Executive Officer                        Executive Officer

By: /s/ Dennis G. Feuchuk                By: /s/ Dennis G. Feuchuk
    -------------------------------          --------------------------------
    Name:  Dennis G. Feuchuk                 Name:  Dennis G. Feuchuk
    Title: Vice-President,                   Title: Vice-President,
           Finance and Chief                        Finance and Chief
           Financial Officer                        Financial Officer



                                    ACCEPTED AS OF THE DATE
                                    FIRST-ABOVE WRITTEN:

                                    CANTOR FITZGERALD & CO.


                                    By: /s/ Patrice McNicoll
                                        ----------------------------
                                        Name:  Patrice McNicoll
                                        Title: Managing Director

                                   SCHEDULE 1
                                   ----------


                            FORM OF PLACEMENT NOTICE



From:             [                         ]
Cc:               [                         ]
To:               [                         ]
Subject:          Controlled Equity Offering--Placement Notice

Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Controlled Equity OfferingSM Sales Agreement among Primewest Energy Trust (the "TRUST"), PrimeWest Energy Inc. ("PRIMEWEST") and Cantor Fitzgerald & Co. ("CF&CO") dated July 28, 2006 (the "AGREEMENT"), I hereby request, as a duly authorized officer of PrimeWest, for and on behalf of the Trust, that CF&Co sell up to ____________ Trust Units, at a minimum market price of US$_______ per Trust Unit.

[ADDITIONAL SALES PARAMETERS MAY BE ADDED, SUCH AS THE TIME PERIOD IN WHICH SALES ARE REQUESTED TO BE MADE, SPECIFIC DATES THE TRUST UNITS MAY NOT BE SOLD ON, THE MANNER IN WHICH SALES ARE TO BE MADE BY CF&CO, AND/OR THE CAPACITY IN WHICH CF&CO MAY ACT IN SELLING TRUST UNITS (AS PRINCIPAL, AGENT, OR BOTH)]

                                   SCHEDULE 2
                                   ----------



CANTOR FITZGERALD & CO.
-----------------------

Peter Dippolito

Joshua Feldman

Jeff Lumby

Patrice McNicoll



PRIMEWEST ENERGY TRUST
----------------------

Ronald J. Ambrozy

Dennis G. Feuchuk

Donald A. Garner

Timothy S. Granger

Gordon D. Haun

Brian J. Lynam

Ryan Wong

                                   SCHEDULE 3
                                   ----------



SIGNIFICANT SUBSIDIARIES
------------------------

PrimeWest Energy Inc.

                                                                EXHIBIT 7(m)(1)
                                                                ---------------

MATTERS TO BE COVERED BY INITIAL OPINION OF US COUNSEL

     (i) the Registration Statement and the U.S. Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act (the "Rules and Regulations"), except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from either of them, as to which such counsel expresses no opinion; the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act, including the Securities Act Regulations;

     (ii) such counsel does not know of any contract or other document which is required to be filed as an exhibit to the Registration Statement by the Securities Act or the Rules and Regulations which has not been so filed or incorporated by reference as an exhibit to the Registration Statement as permitted by the Rules and Regulations;

     (iii) no consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made is required by the Trust or PrimeWest Energy under any Applicable Law for the issuance or sale of the Designated Units or the performance by the Trust and PrimeWest Energy of their respective obligations under the Agreement. For purposes of this opinion, the term "GOVERNMENTAL AUTHORITY" means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America. For purposes of this opinion, the term "APPLICABLE LAW" means those laws, rules and regulations of the United States of America and the State of New York, in each case which in such counsel's experience are normally applicable to the transactions of the type contemplated by the Agreement except that, "Applicable Law" does not include the anti-fraud provisions of the securities laws of any applicable jurisdiction or any state securities or Blue Sky laws of the various states;

     (iv) assuming the due authorization of the Agreement by the Trust and PrimeWest Energy under the applicable laws of the Province of Alberta, the Agreement (to the extent execution and delivery are governed by the laws of the State of New York) has been duly executed and delivered by the Trust and PrimeWest Energy;

     (v) to such counsel's knowledge, there are no legal or governmental actions, suits or proceedings pending or overtly threatened in the

            United   States   which  are   required  to  be  disclosed  in  the
            Registration Statement, other than those described therein;

     (vi) the Trust is not and, after giving effect to the offering and the sale of the Designated Units and the application of their proceeds as described in the U.S. Prospectus under the heading "USE OF PROCEEDS," will not be required to be registered as an "investment company" under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder;

     (vii) the statements in the U.S. Prospectus under the caption "CERTAIN INCOME TAX CONSIDERATIONS - CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS", to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, and under the caption "PLAN OF DISTRIBUTION", with respect solely to the description of the Agreement contained therein,? have been reviewed by such counsel and fairly summarize the matters described under that heading in all material respects; and

     (viii) the execution and delivery of the Agreement by PrimeWest Energy (on its own behalf and in its capacity as attorney of the Trust), the issuance and sale of the Designated Units by the Trust, the compliance by the Trust and PrimeWest Energy with all of the provisions of the Agreement and the performance by the Trust and PrimeWest Energy of their respective obligations thereunder will not violate Applicable Law or any judgment, order or decree of any court or arbitrator in the United States known to such counsel, except where the violation could not reasonably be expected to have a material adverse effect on the Trust and its subsidiaries taken as a whole.

     In addition, such counsel shall state that they have participated in the preparation of the Registration Statement and the U.S. Prospectus and in conferences and telephone conversations with officers and other representatives of the Trust and PrimeWest Energy and the independent auditors for the Trust during which the contents of the Registration Statement, the U.S. Prospectus and related matters were discussed and, although the limitations inherent in the independent verification of factual matters and the role of outside counsel are such that such counsel has not undertaken to verify independently, and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the U.S. Prospectus or the documents incorporated by reference therein, except for those referred to in paragraph (vii) above, on the basis of the foregoing, such counsel's work in connection with this matter did not disclose any information that gave such counsel reason to believe that (A) at the time it became effective, the Registration Statement, or any amendment thereto prior to the Settlement Date (except for the financial statements, financial statement schedules and other financial data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference and the information derived from the

     Reserve Report of the Independent Reserve Engineer (the "RESERVE ENGINEER INFORMATION"), in reliance on the authority of such firm as "experts" within the meaning of the Securities Act, included or incorporated by reference in the Registration Statement as to which such counsel need express no such belief), included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein not misleading, or (B) that at the time the U.S. Prospectus was issued, at the time any amended or supplemented prospectus as issued or at the Settlement Date, the U.S. Prospectus or any amendment or supplement thereto (except for the financial statements, financial statement schedules and other financial data, included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference and the information derived from the Reserve Engineer Information in reliance on the authority of the Independent Reserve Engineer as "experts" within the meaning of the Securities Act, included or incorporated by reference in the U.S. Prospectus as to which such counsel need express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     In addition, such counsel shall state that (i) such counsel has been advised by the Commission that the Registration Statement is effective under the Securities Act and the Form F-X was filed with the Commission prior to the effectiveness of the Registration Statement, (ii) any required filing of the U.S. Prospectus or any supplement thereto pursuant to General Instruction II.L. of Form F-10 has been made in the manner and within the time period required by said General Instruction II.L., and
     (iii) to such counsel's knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and to such counsel's knowledge no proceedings for that purpose have been instituted or are pending or are threatened by the Commission.

     In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the State of New York or the Federal laws of the United States, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are reasonably satisfactory to counsel for CF&Co and (B) as to matters of fact, to the extent they deem proper, on certificates of officers of the Trust and PrimeWest Energy and public officials.

MATTERS TO BE COVERED BY INITIAL OPINION OF CANADIAN COUNSEL

                              STIKEMAN ELLIOTT LLP

     (i) the Trust has been properly created and is validly existing as a trust under the laws of the Province of Alberta. Computershare has been duly appointed as the sole trustee of the Trust pursuant to the Declaration of Trust. Computershare, in its capacity as trustee of the Trust, has the capacity and power to own and lease the properties and assets of the Trust and to conduct the business of the Trust as described in the Canadian Prospectus and the documents incorporated by reference therein;

     (ii) each of PrimeWest Energy and each other corporate Significant Subsidiary organized under the laws of Alberta (collectively, the "ALBERTA SUBSIDIARIES") (1) is a corporation duly incorporated or amalgamated and validly subsisting under the laws of the Province of Alberta, (2) has all requisite corporate capacity and power to own and lease its properties and assets and to conduct its business as described in the Canadian Prospectus and the documents incorporated by reference therein, (3) is duly qualified to carry on such business in the Province of Alberta and, as an extraprovincial corporation or a foreign corporation, as the case may be, in the each other jurisdiction in which a material portion of such business is carried on (as identified in a certificate of an officer of PrimeWest Energy dated the Settlement Date) and is in good standing under the laws of each such jurisdiction which requires such qualification;

     (iii)    the  Trust  and  the  attributes  and   characteristics   of  the
              Designated Units conform in all material respects with the descriptions thereof in the U.S. Prospectus and the documents incorporated by reference therein;

     (iv) the form of the definitive certificate representing Trust Units has been duly approved and adopted by the board of directors of PrimeWest Energy on behalf of the Trust and complies with all legal requirements, including all applicable requirements of the TSX and the NYSE relating thereto;

     (v) PrimeWest Energy (on its own behalf and in its capacity as attorney of the Trust) has (or had at all relevant times) the necessary power and authority to execute and deliver (on its own behalf and in its capacity as attorney of the Trust) the Canadian Prospectus and the U.S. Prospectus and any other specified material filed prior to the completion of the sale of the Designated Units by the Trust and all necessary action has been taken by PrimeWest Energy (on its own behalf and in its capacity as attorney of the Trust) to authorize the execution and delivery by PrimeWest Energy (on its own behalf and in its capacity as attorney of the Trust) of the Canadian Prospectus and the U.S. Prospectus and any other specified material filed prior to the completion and the filing thereof, as the case may be, with the Reviewing Authority and each of the other Qualifying Authorities under applicable securities laws and with the TSX and NYSE;

     (vi) PrimeWest Energy (on its own behalf and in its capacity as attorney of the Trust) has (or had at all relevant times) the necessary power and authority to execute and deliver the Agreement, and each of the Trust and PrimeWest Energy has (or had at all relevant times) the necessary power and authority to perform its obligations thereunder and to carry out the transactions contemplated thereby;

     (vii) the Agreement has been duly authorized and, to the extent execution and delivery are governed by Alberta law, duly executed and delivered by PrimeWest Energy (on its own behalf and in its capacity as attorney of the Trust);

     (viii) the execution and delivery of the Agreement by PrimeWest Energy (on its own behalf and in its capacity as attorney of the Trust) and the fulfilment of the terms thereof by the Trust and PrimeWest Energy (including the sale and delivery by the Trust of the Designated Units at the Settlement Date) do not result in a breach of, and do not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not conflict with:

              (A) any applicable laws of the Province of Alberta or of the federal laws of Canada applicable therein;

              (B) any terms, conditions or provisions of the constating documents of the Trust or PrimeWest Energy; or

              (C) any resolutions of the directors (or any committee thereof), unitholders or shareholders, as the case may be, of the Trust or PrimeWest Energy and of which counsel is aware or any judgment, order or decree of which counsel is aware of any court in the Province of Alberta or governmental agency or body or regulatory authority of the Province of Alberta having jurisdiction over the Trust or any of its subsidiaries or any of their properties, assets or operations in Canada or the Designated Units, in each case, identified in a certificate of the Chief Executive Officer and Chief Financial Officer of PrimeWest Energy dated the Settlement Date;

              which default or breach, in the case of paragraph (D) above, might individually or in the aggregate reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Trust or PrimeWest Energy to perform any of their respective obligations under the Agreement;

     (ix) the authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of special voting units. Based, and in reliance, on a letter of Computershare, in its capacity as registrar and transfer agent of the Trust, a copy of which has been delivered to CF&Co at the date hereof, as at the close of business on the business day immediately preceding the date hereof, there were issued and outstanding the number of Trust Units referred to in that letter and, to the knowledge of such counsel, none of the outstanding Trust Units was issued in violation of pre-emptive or other similar rights of any securityholder of the Trust;

     (x) Computershare has been duly appointed as registrar and transfer agent of the Trust in Canada in respect of the Trust Units and Computershare Investor Services, LLC has been duly appointed as the co-transfer agent of the Trust in the United States in respect of the Trust Units;

     (xi) the Placement Units issued at the Settlement Date by the Trust have been duly authorized and, once the Trust has received delivery of payment by CF&Co of the purchase price therefor, the Placement Units will have been validly issued by the Trust as fully paid and non-assessable Trust Units. The Placement Units have been approved for listing on the TSX, subject to notification by the Trust prior to the TSX opening for trading;

     (xii) the Trust is a "reporting issuer" or the equivalent in each of the Qualifying Provinces which has such a concept and is not on the list of defaulting issuers maintained by the Reviewing Authority;

     (xiii) a final receipt has been obtained from the Reviewing Authority on behalf of itself and the other Qualifying Authorities in respect of the final base shelf prospectus of the Trust dated May 12, 2006 and, to the best of such counsel's knowledge, the Reviewing Authority has not revoked such receipt and no order having the effect of ceasing or suspending the distribution of the securities of the Trust has been issued by the Reviewing Authority and no proceeding for that purpose has been initiated or threatened by the Reviewing Authority;

     (xiv) except such as have been made or obtained under applicable securities laws or other applicable laws, to the knowledge of such counsel, no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority is required, under the laws of the Province of Alberta or the federal laws of Canada applicable therein for the execution, delivery and performance by the Trust or PrimeWest Energy of the Agreement or the completion by the Trust or PrimeWest Energy of the transactions contemplated therein;

     (xv) all necessary approvals, permits, consents, orders and authorizations required under Alberta Securities Laws have been obtained, and all necessary documents have been filed and all other legal requirements under the Canadian Securities Laws have been fulfilled in order to qualify the distribution and sale of the Designated Units to the public in Alberta and to permit the sale and delivery of the Designated Units to the public through registrants duly registered under the applicable laws of Alberta who have complied with the relevant provisions of such laws;

     (xvi) to such counsel's knowledge, there are no actions, suits, claims, investigations or proceedings pending or threatened in Canada to which the Trust or any of its subsidiaries or any of their respective directors or officers is or would be a party or to which any of their respective properties is or would be subject at law or in equity, before or by any Canada or any of the provinces of Canada federal, provincial or local governmental or regulatory commission, board, body, authority or agency which (1) are required to be described in the Canadian Prospectus but are not so described or (2) might reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect;

     (xvii) to the knowledge of such counsel, there are no contracts or documents that are of a character required by Alberta Securities Laws or the Shelf Procedures to be described in the Canadian Prospectus, or to be filed or incorporated by reference therein, which have not been so described, filed or incorporated by reference as required. All descriptions in the Canadian Prospectus or the U.S. Prospectus (other than financial statements, including the notes thereto, and financial data) of
              (1) Canadian statutes, regulations, governmental franchises and licenses and legal or governmental proceedings and (2) contracts and other documents which are governed by the laws of Canada, in each case with respect to the Trust or its Significant
              Subsidiaries or to which the Trust or its Significant Subsidiaries are a party, are accurate in all material respects and fair summaries of the legal matters, agreements, documents or proceedings discussed therein;

     (xviii) the Trust is eligible to file a short form prospectus with the Reviewing Authority and the other Qualifying Authorities and use the rules and procedures for the use of a short form shelf prospectus with respect to the Designated Units and for the distribution of securities established in the Shelf Procedures;

     (xix) based and in reliance on a certificate of the Chief Executive Officer of PrimeWest Energy, a copy of which certificate has been delivered to CF&Co at the Settlement Date, the Trust qualifies as a "mutual fund trust" within the meaning of the Tax Act;

     (xx) subject to the assumptions and qualifications set out therein, the statements in the U.S. Prospectus under the heading "Canadian Federal Income Tax Considerations" describe the principal

              Canadian federal income tax considerations under the Tax Act and the regulations thereunder generally applicable to unitholders who acquire Designated Units pursuant to the offering of the Designated Units and who, for the purposes of the Tax Act and at all relevant times hold Designated Units as capital property and deal at arm's length with, and are not affiliated with, the Trust. The information in the Canadian Prospectus under the heading "Description of Share Capital" and in Part II of the Registration Statement under the heading "Indemnification of Directors and Officers," insofar as such statements constitute a summary of documents or matters of law, are accurate in all material respects and present fairly the information required to be shown;

     (xxi) the Trust is subject to the relevant commercial law and common laws of the Province of Alberta and is generally subject to suit in the Province of Alberta and the Trust does not have any right of immunity from any judicial proceedings in the Province of Alberta;

     (xxii) no goods and services tax imposed under the federal laws of Canada or the laws of the Province of Alberta will be collectible by CF&Co in respect of the issuance and sale to CF&Co of the Designated Units as contemplated by the Agreement, including the payment or crediting of any discount, commission or fee as contemplated by the Agreement; and

     (xxiii) no stamp duty, registration or documentation taxes, duties or similar charges are payable by CF&Co under the laws of the Province of Alberta or the federal laws of Canada applicable therein in connection with the creation, issuance and delivery to CF&Co of the Designated Units, the sale and delivery outside Canada by CF&Co of the Designated Units to the initial purchasers thereof or the authorization, execution and delivery of the Agreement.

     In addition, such counsel shall state that they have participated in the preparation of the Registration Statement and the U.S. Prospectus and in conferences with officers and other representatives of the Trust and PrimeWest Energy, representatives of the independent auditors for the Trust and CF&Co at which the contents of the Registration Statement, the U.S. Prospectus and related matters were discussed and, although the limitations inherent in the independent verification of factual matters and the role of outside counsel are such that such counsel has not undertaken to investigate or verify independently, and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the U.S. Prospectus except for those referred to in paragraph (xx) above, on the basis of the foregoing, no facts have come to such counsel's attention that cause such counsel to believe (A) that any part of the Registration Statement, or any further amendment thereto made by the Trust prior to the Settlement Date (other than the financial statements, financial statement schedules and other financial data, either contained in, incorporated by reference in or omitted from the Registration Statement and the information derived from the Reserve Engineer Information, in reliance on the authority of such firm as "experts" within the meaning of the Securities Act, included or incorporated by reference in the Registration Statement as to which such counsel need express no belief) when such part or amendment became effective contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (B) that, as of its date and as of the Settlement Date, the U.S. Prospectus or any further amendment or supplement thereto made by the Trust prior to the Settlement Date (other than the financial statements, financial statement schedules and other financial data, either contained in, incorporated by reference in or omitted from the U.S. Prospectus and the information derived from the Reserve Engineer Information in reliance on the authority of such firm as "experts" within the meaning of the Securities Act, included or incorporated by reference in the U.S. Prospectus as to which such counsel need express no belief) contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the Province of Alberta or the federal laws of Canada, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are reasonably satisfactory to counsel for CF&Co and (B) as to matters of fact, to the extent they deem proper, on certificates of officers of the Trust and PrimeWest Energy and public officials.

                                                                EXHIBIT 7(m)(2)
                                                                ---------------



MATTERS TO BE COVERED BY SUBSEQUENT TRUST COUNSEL AND SPECIAL TRUST COUNSEL OPINIONS

     To such counsel's knowledge and other than as set forth in the U.S. Prospectus, there are no legal or governmental actions, suits or proceedings, pending or overtly threatened in the United States which are required to be disclosed in the U.S. Prospectus, other than those disclosed therein.

     In addition, such counsel shall state that they have participated in the preparation of the Registration Statement and the U.S. Prospectus and in conferences and telephone conversations with officers and other representatives of the Trust and PrimeWest Energy and the independent auditors for the Trust during which the contents of the Registration Statement, the U.S. Prospectus and related matters were discussed and, although the limitations inherent in the independent verification of factual matters and the role of outside counsel are such that such counsel has not undertaken to verify independently, and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the U.S. Prospectus or the documents incorporated by reference therein, on the basis of the foregoing, such counsel's work in connection with this matter did not disclose any information that gave such counsel reason to believe that (A) at the time it became effective, the Registration Statement or any amendment thereto prior to the Settlement Date (except for the financial statements, financial statement schedules and other financial data included or incorporated by reference therein or omitted therefrom or from the documents incorporated by reference and the information derived from the Reserve Report of the Independent Reserve Engineer (the "RESERVE ENGINEER INFORMATION"), in reliance on the authority of such firm as "experts" within the meaning of the Securities Act, included or incorporated by reference therein as to which such counsel need express no such belief), included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein not misleading, or (B) that, at the time the U.S. Prospectus was issued, at the time any amended or supplemental prospectus was issued or at the Settlement Date, or any amendment or supplement thereto (except for the financial statements, financial statement schedules and other financial data, included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference and the information derived from the Reserve Engineer Information in reliance on the authority of the Independent Reserve Engineer as "experts" within the meaning of the Securities Act, included or incorporated by reference therein as to which such counsel need express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     In addition, such counsel shall state that (i) such counsel has been advised by the Commission that the Registration Statement is effective under the Securities Act and (ii) to such counsel's knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and to such counsel's knowledge no proceedings for that purpose have been instituted or are pending or are threatened by the Commission.

                                                                   EXHIBIT 7(l)
                                                                   ------------



                              OFFICER CERTIFICATE


The undersigned, the duly qualified and elected _______________________, of PRIMEWEST ENERGY INC. ("PRIMEWEST"), the duly authorized attorney of PRIMEWEST ENERGY TRUST (the "TRUST"), a trust created under the laws of the Province of Alberta, Canada, does hereby certify in such capacity and not in a personal capacity and for and on behalf of the Trust and PrimeWest pursuant to Section 7(l) of the Sales Agreement dated July 28, 2006 (the "SALES AGREEMENT") among the Trust, PrimeWest and Cantor Fitzgerald & Co., that to the best of the knowledge of the undersigned:

     (i) the representations and warranties of the Trust and PrimeWest Energy in Section 6 of the Sales Agreement are true and correct on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, with the same force and effect as if expressly made on and as of the date hereof; and

     (ii) the Trust and PrimeWest Energy have complied with all agreements and satisfied all conditions on their respective part to be complied with or satisfied pursuant to the Sales Agreement at or prior to the date hereof.



                                         By:___________________________________
                                            Name:
                                            Title:


Date:____________________________